WisdomTree Fundamental U.S. High Yield Corporate Bond Index Family

Overview of Core Index Methodology

Each index is designed to capture the performance of selected issuers in the US non-investment-grade corporate bond market with favorable fundamental and income characteristics. Each index employs a multi-step process, which screens on fundamentals to identify bonds with favorable characteristics and then tilts to those individual securities which offer favorable income characteristics (screen for favorable bonds and tilt towards income). The goal is to improve the risk-adjusted performance of traditional market-cap approaches for high-yield corporate bond indices.

Each index utilizes a screen and tilt approach to isolate bonds that have favorable fundamentals and tilts to those bonds with favorable income and valuation characteristics. Each index defines the universe, scores the individual issues across a fundamental metric distinguishing cash flow characteristics (i.e., free cash flow) and discards the securities with poor cash flow performance. An income tilt score with adjustments accounting for the probability of default and recovery values is then applied to the market capitalization of each remaining security. The income tilt score incorporates the incremental income offered over Treasuries with similar maturities within the context of the credit risk they entail. The income tilt scores are translated into a multiplier, which is applied to the market cap percentile ranking to determine the issue weight within each index. As a final step, issuer exposure is capped as described in the index methodology rules. The index is rebalanced every six months with bonds removed monthly due to ratings changes, if any.

Relevant Indices in the Family

•	WisdomTree Fundamental U.S. High Yield Corporate Bond Index

•	WisdomTree Fundamental U.S. Short-term High Yield Corporate Bond Index

Index Methodology

1.	Index Universe

Each index is comprised of corporate bonds of public issuers domiciled in the United States. All eligible bonds are denominated in US dollars.

1.1	Liquidity

For the WisdomTree Fundamental U.S. High Yield Corporate Bond Index, each issue must have at least $500 million in par amount outstanding.

For the WisdomTree Fundamental U.S. Short-term High Yield Corporate Bond Index, each issue must have at least $350 million in par amount outstanding.

Each issue must have a remaining maturity of at least one year, or equivalent of 365.25 days.

1.2	Rating

Each issue must be rated high-yield (below BBB- or Baa3) by Standard & Poor’s or Moody’s. The final rating is determined by the lower rating from the rating agencies.

Issues in distress state (issuer rated C or below by Standard & Poor’s or Moody’s) are excluded.

1.3	Short Term

For the WisdomTree Fundamental U.S. Short-term High Yield Corporate Bond Index, each issue must have at least one year to maturity and at most five years to maturity.

1.4	Sector

Each issue is classified into one of five sectors: Industrial, Financial, Utility, Consumer, or Energy. Government, quasi government, foreign agencies, or supra-nationals issuers are excluded.

1.5	Regulation S

Bonds issued under Regulation S are excluded.

2.	Rating Change

In the case that an issuer has defaulted or is in distress, the issue(s) would be removed at month- end of the downgrade/default event is announced. The value associated with any such issue(s) is is applied to the remaining index constituents pro rata at the end of the month.

3.	Factor Definition

Free Cash Flow

Five-year annual average of Free Cash Flow to Equity, or such lesser period based on available data.

4.	Fundamental Cut

All issues with a non-positive factor (i.e., non-positive free cash flow) are excluded. The issues with no factor data (i.e., no free cash flow) available are excluded.

5.	Liquidity Cut

A liquidity score is assigned to each issue, calculated by:

liquidity = 0.5 * ln(amount outstanding) – ln(age of issuance),

where amount outstanding is determined at index reconstitution, and the age of issuance (in years) is calculated by the number of calendar days between the index reconstitution date and the issuance date, divided by 365.25.

Issues that fall below the bottom 5% of the liquidity scores within their respective sectors, and issues with no liquidity scores are removed from the index.

The reference constituents are defined as all the remaining bonds after the fundamental cut and the liquidity cut that are applied.

6.	Distance-to-Default (D2D) and Probability of Default (PD) Measure

D2D is obtained using Merton’s formula. Denote sE as the annualized volatility of trailing 1 year daily equity price changes, the firm’s asset volatility s is given by:

The distance to default of a firm is calculated as:

where Default Barrier = Short Term Debt + 0.5 * Long Term Debt and RE refers to the equity return. Correspondingly, each index uses a PD measure given by a transformation of the D2D:

7.	Income Tilt and Amount Outstanding Adjustment

For each issue an income tilt score is obtained by its ROAS(1-PD), which is then ranked (in descending order) within each sector. The ROAS (in bp) is recovery-adjusted OAS calculated by:

where LGD (loss given default) is determined using the following look up table

Senior Unsecured	60%
Senior Subordinate	70%
Subordinate	70%
Junior	75%
Junior Subordinate	80%

The amount outstanding of each issue is adjusted by 2a (a constant between 0 and 2), where a is the percentage rank of the issue’s income tilt score within its sector. For an issue with the top tilt score within its sector, its weight in the index would be doubled; for an issue with the worst tilt score within its sector, its weight in the index would be set to 0.

Issues with no income tilt score are excluded from each index.

8.	Issuer Cap

For the WisdomTree Fundamental U.S. High Yield Corporate Bond Index, an issuer cap of 2% in total market value is applied to the index. For the WisdomTree Fundamental U.S. Short-term High Yield Corporate Bond Index, an issuer cap of 3% in total market value is applied to the index. Issues with the same ultimate parent ticker are aggregated under the same issuer.

If an issuer in an index exceeds the cap, the total market value of the issues under this issuer would be scaled down to conform with the cap at rebalance.

9.	Index Constitution and Rebalancing

Each index is rebalanced semi-annually on the last business days of May and November.

9.1	Determination of the Reference Constituents

The reference constituents are determined ten business days (T-10) preceding each rebalancing date.

9.2	Determination of Constituent Weights

Five business days (T-5) preceding each rebalancing date, the tilt step and the issuer cap are applied to the reference constituents based on the most current pricing data. The corresponding T-5 constituent weights are applied to the index on the rebalancing date. This allows for advanced notice concerning potential weight changes in the index.

9.3	Exclusions prior to Rebalancing

If an issue in the T-10 reference constituents fails the index universe screening prior to the rebalancing date, it will be removed from the index.

9.4	Index Rebalancing

On the rebalancing date, each index is updated to reflect the T-5 constituent weights, and the updated par amounts for the new constituents are calculated.

10.	Exclusion due to Delayed or Unfiled Annual Report

If a company filed an NT 10-K report stating that it is not going to file the annual 10-K report within the extension period as dictated by the SEC based on reasons involving financial or accounting aspects solely pertaining to this company, all bonds issued by this company will be excluded from the reference universe. If such company is already in the index, its bonds will be dropped on the 3rd business day after the filing.

If a company filed an NT 10-K report and subsequently did not file the annual 10-K report during the extension period based on reasons involving financial or accounting aspects solely pertaining to this company, all bonds issued by this company will be excluded from the reference universe. If such company is already in the index, its bonds will be dropped on the 3rd business day after the end of the extension period.

If a company has been excluded from the reference universe or the index due to the reasons listed above, it will need to file or restate its 10-K and then file the next 10-Q on time before the next reference universe determination date to be eligible for inclusion into the reference universe.

11.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for redemptions, conversions, calls, or other corporate actions.

If a bond is converted, called or redeemed early at any point between rebalancing periods, the bond will be removed from the index, and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the index.

Any corporate action will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.